Exhibit 99.1

Sapiens to Participate in Three Investment Conferences in May 2021

Holon, Israel, May 10, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that members of the management team will participate in three investor conferences to be held virtually during the month of May 2021.

●	Needham Virtual Technology and Media Conference – on Thursday, May 20, management will conduct one-on-one meetings

●	Oppenheimer Annual Israeli Conference – on Sunday, May 23, management will conduct one-on-one meetings, and on Monday, May 24 Sapiens will host a group presentation at 7:45 am ET

●	JP Morgan Global Technology, Media and Communications Conference – on Monday, May 24 through Wednesday May 26 management will conduct one-on-one meetings, and on Wednesday, May 26 Sapiens will host a fireside chat at 1:25 pm ET.

For more information about the conferences, or to schedule a meeting with Sapiens, please contact your representative at the respective firms.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investors and Media Contact

Sapiens

Daphna Golden

Vice President, Head of Investor Relations

ir@sapiens.com

www.sapiens.com